SPECTRUM GROUP INTERNATIONAL, INC.

April 2, 2014

VIA EDGAR
Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Spectrum Group International, Inc.
Preliminary Revised Proxy Statement on Schedule 14A
Filed March 19, 2014
File No. 001‑11988
Amendment No. 2 to Schedule 13E‑3
Filed March 28, 2014
File No. 005‑51355

Dear Ms. Ransom:
On behalf of Spectrum Group International, Inc. (the “Company”), set forth below are the Company’s responses to your letter dated March 28, 2014 (the “Letter”) setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Preliminary Revised Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 (the “Schedule 13E-3”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The revisions to the Preliminary Proxy Statement and the Schedule 13E-3 described below are reflected in amendments to the Preliminary Proxy Statement and Schedule 13E-3 being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.

United States Securities and Exchange Commission
Division of Corporation Finance
April 2, 2014

Schedule 13E-3
Item 13. Financial Statements

1.	Please ensure that you update this section to incorporate your most recent Quarterly Report on Form 10-Q for the quarter ended December 31, 2013.
The Schedule 13E-3 has been amended to reflect the Staff’s comment.
Preliminary Proxy Statement Schedule 14A

2.
We note your response to comment 7 from our letter dated February 20, 2014 and the related revisions to your disclosure, including your statement that the Board determined that two of the directors that are not independent according to Nasdaq listing standards “were also disinterested with respect to the reverse split.” Please disclose which members of the Board participated in the determination that the two directors that do not qualify as independent according to Nasdaq listing standards were disinterested for purposes of approving the reverse stock split.

In response to the Staff’s comment, the proxy statement has been revised to eliminate the statement regarding the disinterestedness of the two directors who do not qualify as independent under the Nasdaq listing standards. While it was the definite sense of the Company’s Board that the two directors were disinterested, no formal vote was taken on the matter, and the Company is therefore not comfortable with identifying the directors who made the determination in the manner requested by the Staff.
Annex C

3.
It does not appear that the form of proxy card that you have provided is complete. Please provide a complete form of proxy card with your next amendment. Please refer to Rule 14a-4 under the Exchange Act of 1934.

The Preliminary Proxy Statement and the form of proxy card have been revised in response to the Staff’s comment.

United States Securities and Exchange Commission
Division of Corporation Finance
April 2, 2014

4.
The portion of the form of proxy card which you have provided provides that the proxy confers discretionary authority with respect to any amendments or variations to matters identified in the notice. Please advise as to how you determined that this was consistent with Rule 14a-4(c)(3), given that these matters are known a reasonable time before solicitation.

In response to the Staff’s comments, the Preliminary Proxy Statement and the form of proxy card have been revised to eliminate the statement which confers discretionary authority with respect to any amendments or variations to matters identified in the Notice of Special Meeting.
* * * * *
Lastly, the Company acknowledges the following:

•	the Company is responsible for the accuracy and adequacy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments with respect to the above, please contact the undersigned at (949) 955-1250.

Very truly yours,

/s/ Carol E. Meltzer
Carol E. Meltzer
Vice President, Secretary and General Counsel

cc:    Scott Rosenblum, Kramer Levin Naftalis & Frankel LLP
Abbe L. Dienstag, Kramer Levin Naftalis & Frankel LLP